UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2019

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit V:  Underwriting Agreement dated May 12, 2020 in connection with the offering of $1,000,000,000 0.875% Notes due 2030.

Exhibit VI:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated May 19, 2020 in connection with the offering of $1,000,000,000 0.875% Notes due 2030.

Exhibit VII:  Opinion of Cravath, Swaine & Moore LLP dated May 19, 2020 in connection with the offering of $1,000,000,000 0.875% Notes due 2030.

This amendment to the Annual Report on Form 18-K/A (and the exhibits herein) are intended to be incorporated by reference into the registrant’s prospectus dated May 18, 2018 and any future prospectus filed by the registrant with the Securities and Exchange Commission to the extent such prospectus indicates that it incorporates by reference this amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 19th day of May, 2020.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Benchmark Funding

by
/s/ Richard Teichmeister
Richard Teichmeister
Head of Funding
New Products and Special Transactions

EXHIBIT INDEX

Exhibit	Document

V	Underwriting Agreement dated May 12, 2020 in connection with the offering of $1,000,000,000 0.875% Notes due 2030.

VI	Opinion of the European Investment Bank (acting through its Legal Directorate) dated May 19, 2020 in connection with the offering of $1,000,000,000 0.875% Notes due 2030.

VII	Opinion of Cravath, Swaine & Moore LLP dated May 19, 2020 in connection with the offering of $1,000,000,000 0.875% Notes due 2030.